EXHIBIT II

INFORME ESPECIAL DE CONTADOR PÚBLICO INDEPENDIENTE

SOBRE LA RELACIÓN DE CANJE POR FUSIÓN DE

BANCO MACRO S.A. Y BANCO DEL TUCUMÁN S.A.

A los Señores Directores de

BANCO MACRO S.A. (C.U.I.T. : 30-50001008-4 )

y BANCO DEL TUCUMÁN S.A. (C.U.I.T.: 30-51794820-5)

Domicilios legales: Av. Eduardo Madero 1182 y San Martín 721

Ciudad Autónoma de Buenos Aires y San Miguel de Tucumán

I.	Objeto del encargo

Hemos sido contratados por BANCO MACRO S.A. para emitir un informe especial sobre la relación de canje de acciones que surge del compromiso previo de fusión de fecha 8 de marzo de 2019 BANCO MACRO S.A. (“Entidad Absorbente”) y BANCO DEL TUCUMÁN S.A. (“Entidad Absorbida y en conjunto “las Entidades”) al 31 de diciembre de 2018, de acuerdo con los requerimientos del Título II, Capítulo X, Sección I, Art. 3 a) de las normas de la Comisión Nacional de Valores (“CNV”) [T.O. 2013 y mod.], según surge de la información incluida en el Anexo I adjunto. Dicha información, ha sido firmada por nosotros para propósitos de identificación con este informe especial y, en adelante, será referida como “la información objeto del encargo”.

II.	Responsabilidad del Directorio de las Entidades

El Directorio de las Entidades son responsables de la preparación y presentación de la información objeto del encargo, de acuerdo con lo requerido por las normas pertinentes de la CNV en relación con la relación de canje de acciones por fusión.

III.	Responsabilidad del contador público

Nuestra responsabilidad consiste en la emisión del presente informe especial, basado en nuestra tarea profesional, que se detalla en el capítulo siguiente, para cumplir con los requerimientos mencionados en el capítulo I.

IV.	Tarea profesional

Nuestra tarea profesional fue desarrollada de conformidad con las normas sobre informes especiales establecidas por la Resolución Técnica N° 37 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (en adelante, “RT 37”). La RT 37 exige que cumplamos los requerimientos de ética, así como que planifiquemos y ejecutemos nuestra tarea de forma tal que nos permita emitir el presente informe especial.

En un encargo para emitir un informe especial, el contador aplica una serie de procedimientos para verificar el cumplimiento por parte de las Entidades de determinados requerimientos del organismo de control, y se limita a dar una manifestación de hallazgos sobre la base de los resultados obtenidos de esos procedimientos. Este servicio mejora la confiabilidad de la información objeto del trabajo, al estar acompañada por una manifestación profesional independiente, que es diferente de la de los encargos de aseguramiento incluidos en los Capítulos III, IV y V de la RT 37.

Hemos auditado:

(i)	Los estados financieros separados de BANCO MACRO S.A. al 31 de diciembre de 2018, sobre los cuales emitimos nuestro informe de los auditores independientes de fecha 8 de marzo de 2019, al cual nos remitimos y que debe leerse juntamente con este informe especial, donde expresamos una opinión sin salvedades respecto del marco de información contable establecido por el B.C.R.A., e incluimos un párrafo de énfasis donde se identifican las excepciones (i) del punto 5.5. “Deterioro de Valor” de la Norma Internacional de Información Financiera (“NIIF”) N° 9 “Instrumentos Financieros”, y (ii) de la Norma Internacional de Contabilidad (“NIC”) N° 29 “Información Financiera en Economías Hiperinflacionarias”, que en forma transitoria fueron excluidas por el B.C.R.A. del marco contable aplicable a las entidades financieras.

(ii)	Los estados financieros de BANCO DEL TUCUMÁN S.A. al 31 de diciembre de 2018, sobre los cuales emitimos nuestro informe de los auditores independientes de fecha 6 de marzo de 2019, al cual nos remitimos y que debe leerse juntamente con este informe especial, donde expresamos una opinión sin salvedades respecto del marco de información contable establecido por el B.C.R.A., e incluimos un párrafo de énfasis donde se identifican las excepciones (i) del punto 5.5. “Deterioro de Valor” de la NIIF N° 9 “Instrumentos Financieros”, y (ii) de la NIC N° 29 “Información Financiera en Economías Hiperinflacionarias”, que en forma transitoria fueron excluidas por el B.C.R.A. del marco contable aplicable a las entidades financieras.

Adicionalmente, con fecha 8 de marzo de 2019 hemos emitido nuestro informe de contador público independiente sobre el estado de situación financiera especial consolidado de fusión de BANCO MACRO S.A. y BANCO DEL TUCUMÁN S.A. al 31 de diciembre de 2018. En dicho informe, al cual nos remitimos y que debe ser leído juntamente con este informe especial, expresamos una opinión sin salvedades respecto al cumplimiento de los requerimientos de la C.N.V. y del B.C.R.A., en relación con el estado de situación financiera especial consolidado de fusión.

Los procedimientos detallados a continuación han sido aplicados sobre los registros y documentación que nos fueron suministrados por la Entidad. Nuestra tarea se basó en la premisa que la información proporcionada es precisa, completa, legítima y libre de fraudes y otros actos ilegales, para lo cual hemos tenido en cuenta su apariencia y estructura formal.

Los procedimientos realizados sobre la información incluida en el Anexo I adjunto consistieron únicamente en:

a)	Verificar que la información referida a “Patrimonio neto al 31 de diciembre de 2018”, “Activos Intangibles (Llave)” y “Valor Nominal (VN $1) de acciones ordinarias en circulación” de BANCO MACRO S.A. y BANCO DEL TUCUMÁN S.A., según corresponda, surja de los estados financieros mencionados en los puntos (i) y (ii) del presente acápite y del estado de situación financiera especial consolidado de fusión mencionado precedentemente.

b)	Verificar que la relación de canje haya sido determinada de acuerdo con la metodología descripta en el Anexo I adjunto y en el compromiso previo de fusión.

c)	Comprobar la corrección aritmética de los cálculos correspondientes.

V.	Manifestación profesional

Sobre la base del trabajo realizado, cuyo alcance se describe en el capítulo IV., en lo que es materia de nuestra competencia, informamos que no surgieron hallazgos que afecten la información objeto del encargo.

VI.	Restricción de uso del informe especial

El presente informe especial se emite exclusivamente para ser presentado ante la I.G.J, la C.N.V., la B.C.B.A y el B.C.R.A., en relación con el proceso de fusión de BANCO MACRO S.A. y BANCO DEL TUCUMÁN S.A. mencionado en el capítulo I. Por lo tanto, no debe ser utilizado, distribuido o hacerse referencia a él con ningún otro propósito.

Ciudad Autónoma de Buenos Aires
8 de marzo de 2019	PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

NORBERTO M. NACUZZI
Socio
Contador Público (U.B.A.)
C.P.C.E.C.A.B.A. T° 196 - F° 142

ANEXO I

RELACION DE CANJE ESTABLECIDA EN EL COMPROMISO PREVIO DE FUSION DE BANCO MACRO S.A. Y NUEVO BANCO BISEL S.A. DE FECHA 19 DE MARZO DE 2009

(importes en miles de pesos)

Los Directorios de ambas Entidades establecieron en el Compromiso previo de fusión de Banco Macro S.A. y Banco del Tucumán S.A. de fecha 8 de marzo de 2019, la relación de canje calculada de la siguiente manera:

Concepto	Banco Macro SA	Banco del Tucumán SA

Patrimonio neto al 31 de diciembre de 2018	54.846.570	2.446.257

Modificaciones al patrimonio neto a los fines de la relación de canje: Activos Intangibles (Llave)	(210.927)

Patrimonio neto computable para el cálculo del valor por acción ordinaria	54.635.643	2.446.257

Valor Nominal (VN $1) de acciones ordinarias en circulación	640.714.611	43.960.000	(1)

Valor por cada VN $1 de acciones ordinarias (expresado en pesos)	85,27	55,65

Relación de canje de las acciones ordinarias por cada VN $1	0,65258	1,00

(1)	Corresponde a 439.600 acciones ordinarias de VN $100.

Por consiguiente, los accionistas minoritarios de Banco del Tucumán SA tendrán derecho a recibir 0,65258 acciones ordinarias de Banco Macro SA por cada VN $1 de acción ordinaria que posean en el capital social de Banco del Tucumán SA.

Como consecuencia de la relación de canje antes mencionada, Banco Macro S.A. emitirá y entregará 15.662 acciones ordinarias, clase “B”, de VN $1 cada una y de 1 voto por acción, a los accionistas minoritarios de Banco del Tucumán SA por sus tenencias de 240 acciones de VN$ 100 cada una.

En consecuencia, el Capital Social de Banco Macro S.A., luego de la fusión, se incrementará a 669.679.

Firmado a efectos de su identificación
con nuestro informe especial de fecha 08-03-2019
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Tº 1 Fº 13

Norberto M. Nacuzzi	Jorge H. Brito	Delfin Jorge
Socio	Presidente	Ezequiel Carballo
Contador Público - UBA	Por Banco del	Presidente
C.P.C.E.C.A.B.A. Tº 196 - Fº 142	Tucumán SA	Por Banco Macro SA